SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

      CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
                 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
            SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
                  15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  Go2Net, Inc.

             (Exact name of registrant as specified in its charter)


         Delaware                                       001-12883                           91-1710182
         ---------                                      ---------                           ----------
(State or other Jurisdiction of                (Commission File Number)                    (IRS Employer
incorporation or organization)                                                          Identification Number)





         Pier 70, 2801 Alaskan Way, Suite 200, Seattle, Washington 98121

                    (Address of principal executive offices)


                                 (206) 357-4000

              (Registrant's telephone number, including area code)


                     Common Stock, par value $0.01 per share

            (Title of each class of securities covered by this form)


                                       N/A

           (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

[X] Rule 12g-4(a)(1)(i)          [ ] Rule 12g-4(a)(2)(ii)           [ ] Rule 12h-3(b)(2)(i)
[ ] Rule 12g-4(a)(1)(ii)         [X] Rule 12h-3(b)(1)(i)            [ ] Rule 12h-3(b)(2)(ii)
[ ] Rule 12g-4(a)(2)(i)          [ ] Rule 12h-3(b)(1)(ii)           [ ] Rule 15d-6



Approximate number of holders of record as of the certification or notice date: Common Stock: 1

         Pursuant to the requirements of the Securities Exchange Act of 1934, Go2.Net, Inc. has duly caused this Certification/Notice to be signed on its behalf by the undersigned duly authorized person.

                                  GO2NET, INC.

October 12, 2000                  /s/ Russell C. Horowitz

                                  Russell C. Horowitz
                                  Chief Executive Officer

                          [HUTCHINS, WHEELER & DITTMAR

                     A PROFESSIONAL CORPORATION LETTERHEAD]

                                                     October 12, 2000

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.

Washington, DC 20549

            RE: Form 15 for Go2Net, Inc.

Ladies and Gentlemen:

         On behalf of Go2Net, Inc., a Delaware corporation, I have attached hereto, for filing under the EDGAR system, a Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934.

                                                     Very truly yours,

                                                     /s/ Laura S. Sarah

                                                     Laura S. Sarah